

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via U.S. Mail and Facsimile (212) 269-5420

February 1, 2011

Gerald R. Dinkel
Chief Executive Officer and Manager
Colt Defense LLC
Colt Finance Corp.
547 New Park Avenue
West Hartford, Connecticut 06110

> **Re: Colt Defense LLC and Colt Finance Corp.**
> **Registration Statement on Form S-4**
> **Filed January 5, 2011**
> **File No. 333-171547**

Dear Mr. Dinkel:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please have the co-issuer, Colt Finance Corp., file the Form S-4 under its name on EDGAR.

2. We note that Colt Finance Corp. is a co-issuer of the Notes and you disclose it's a finance subsidiary. Given this, please amend your filing to provide the disclosure requirements of Rule 3-10(b)(4). Refer to the Note to paragraph (b) of Rule 3-10 of Regulation S-X for guidance.

3. We note that you are registering the 8.75% senior notes due 2017 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next

amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Registration Statement Facing Page

4. Please revise the Primary Standard Industrial Classification Code Numbers to codes listed on the SEC's website. These codes may be found at http://www.sec.gov/info/edgar/siccodes.htm.

Overview of Business, page 30

Material Industry Trends and Uncertainties and Company Outlook, page 35

5. Please describe the contract funding status of amounts included in backlog, e.g. are amounts included in backlog fully funded by the Federal government and other customers, or do you include unfunded amounts. If applicable, include a description of your treatment of ID/IQ contracts for purposes of calculating backlog. On page 64, clarify whether the backlog of $153.6 million represents the "funded backlog" referred to in the same paragraph.

Performance Measures, page 36

6. In your adjusted EBITDA footnote disclosure on page 37 you state that you believe adjusted EBITDA provides information that is useful to an investor's understanding of your liquidity and financial flexibility. Please revise your filing to include a reconciliation of your non-GAAP measure to your cash flows from operating activities. Refer Item 10(e)(1)(i)(b) for guidance. Furthermore, Item (10)(e)(ii)(A) prohibits the exclusion of charges or liabilities that required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner, from non-GAAP liquidity measures, other than the measures earnings before interest and taxes (EBIT) and earnings before interest, taxes, depreciation, and amortization (EBITDA). In this regard, we note you excluded $13.4 million in other expenses. Based on the description it appears that some of the expenses were cash charges. Please quantify how much of the $13.4 million required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner.

7. In your reconciliation of Adjusted EBITDA there is a line item for "other expense, net." Please separately present gross amounts for offsetting items, where material. Describe the nature and amount of service income from an affiliate in each period presented. Describe the nature and amount of "other lesser charges not related to on-going operations" and describe the criteria you use for determining which charges to include/exclude. For each material component of this adjustment, explain whether it is

reasonably likely for such a charge to recur within two years or whether there was a
similar charge or gain within the prior two years.

Nine Months Ended October 4, 2009, Compared to the Nine Months Ended October 3, 2010, page 39

8. Provide a discussion here of the status of your contracts and sales of the M4 carbine and
related products, with a focus on providing specific, quantified information to enable an
investor to see through the eyes of management and understand the potential impact of
the expired contract on future operations, expected trends, and differences between
reported historical operating results and expectations for the future. It appears a
quantification of the amount of sales of the M4 carbine under the expired contract,
through foreign military sales, and through other contract vehicles during the reporting
periods would be necessary to facilitate such an understanding.

Liquidity and Capital Resources, page 43

9. You disclose on page 9 that in March 2010 you learned that a large potential contract
with an international customer had been delayed and that shipments on that order would
not begin before 2011. You state that the timing of that order remains uncertain and
further delays are possible. Please update your filing to include a discussion of this
matter and any impact to current and/or future liquidity.

Contractual Obligations and Commitments, page 47

10. With regard to the Industrial Cooperation Agreements, please tell us whether the
requirements to purchase goods and services would result in purchases at rates or terms
differing from those available on the general market or otherwise differing from those
expected in an arms-length transactions, whether through specifically identified contract
terms or arising as a logical consequence of limiting your purchase to vendors in the
specific countries. Tell us how you have accounted for costs associated with the
Industrial Cooperation Agreements, including transfers of manufacturing technology,
incremental costs from the manufacture of products in-country, penalties and other
incremental costs.

Business, page 52

11. Please revise to provide information pursuant to Item 101(e) of Regulation S-K.

Management, page 68
Officers and Members of Governing Board, page 68

12. Please revise to provide information pursuant to Item 401(e) of Regulation S-K.

Summary Compensation Table, page 75

13. Please revise the table to include information for the full fiscal year in accordance with Item 402(a)(4) of Regulation S-K. Please also provide compensation information for Messrs. Dickel and Flaherty since they served as your CEO and CFO in 2010. See Item 402(a)(3) of Regulation S-K. Please also include any employment agreements with Messrs. Dinkel and Flaherty in the exhibit index. See Item 601(b)(10)(iii)(A) of Regulation S-K.

2010 Outstanding Equity Awards at October 3, 2010, page 77

14. We note disclosure in the fifth paragraph on page 73 in the section "Equity Incentive Awards" that as of October 3, 2010, 1044 options were vested and unexercised. We also note disclosure of 783 unexercised options in the table on page 77. Please explain why the tabular disclosure is not consistent with the information on page 77.

Principal Members, page 81

15. Please conform your disclosure to the presentational requirements of Item 403 of Regulation S-K.

The Exchange Offer, page, 85

16. Please revise to state that you will issue the new notes promptly after expiration rather than after acceptance. See Securities Exchange Act of 1934 Rule 14e-1(c).

Expiration Date; Extensions; Amendments, page 86

17. As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. *See* Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3). In addition, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Conditions to the Exchange Offer, page 87

18. We note that you may determine in your "reasonable" discretion whether certain offer conditions have occurred or are satisfied. Please revise to include an objective standard for the determination of whether a condition has been satisfied.

Description of the Registered Notes, page 94

Subsidiary Guarantees, page 97

19. We note your disclosure that the notes being registered may be guaranteed by "future Subsidiary Guarantors." To the extent there will be additional subsidiary guarantors, please advise us as to how you intend to comply with your registration obligations.

Certain U.S. Federal Income Tax Considerations, page 154

20. You are required to furnish a description of the material federal tax consequences of the transaction, rather than "certain" federal tax consequences. Revise the heading of this section to delete the word "[c]ertain", and to clarify that this section addresses the material tax consequences of this transaction.

21. We note your disclosure that the summary on the beginning on page 154 does not purport to be a complete analysis of all potential tax effects. Disclaimers of this type are inconsistent with the requirement that all material information be provided in your prospectus. Please revise.

Note 2 – Summary of Significant Accounting Policies, page F-8

Warranty Costs, page F-12

22. Based on the rollforward provided, it appears you have not made any warranty payments during the three years ending December 31, 2009. Please confirm. Explain the specific underlying basis for the amount of the warranty accrual and the changes in the accrual in each of the years presented and the subsequent interim period.

Consolidated Statements of Changes in Cash Flows for the Nine Months Ended October 3, 2010, and October 4, 2009, page F-41

23. Please disclose cash paid for interest and income taxes during the interim periods. Refer to paragraph 25 of ASC 230-10-45.

Index to Exhibits, page II-6

24. Please remove the statement under the "*" at the end of your exhibit index that indicates that certain documents may be filed as an exhibit to a future report filed pursuant to the Securities Exchange Act of 1934.

Exhibit 21

25. Please revise Exhibit 21 to conform to the requirements of Item 601(b)(21) of Regulation S-K and to include all of your subsidiaries.

Signatures, page II-4

26. Please revise to include the signature of the principal accounting officer. Any person who occupies more than one position shall indicate each capacity in which he signs the report. See Instruction (2) of Form S-4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracey McCoy, Staff Accountant at (202) 551-3772 or, in her absence Terence O'Brien, Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence me at (202) 551-3397 with any other questions.

Sincerely,

Jay Ingram
Legal Branch Chief

cc: Jeffrey Grody
        General Counsel and Secretary
        547 New Park Avenue
        West Hartford, Connecticut 06110

        William J. Miller, Esq. (*Via facsimile 212/269-5420*)
        Cahill Gordon & Reindel LLP
        80 Pine Street
        New York, New York 10005